May 22, 2019

Christina Fettig
Senior Staff Accountant
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Paradigm Funds, File Nos. 333-100507 and 811-21233

Dear Ms. Fettig:

     On April 29, 2019 you provided verbal comments to me with respect to certain prospectus and shareholder report filings for certain series (each, a “Fund”) of Paradigm Funds (the “Registrant”) as described below. Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

485BPOS Filed on April 26, 2019 (the “485(b) Filing”)

Comment 1. The prospectus included in the 485(b) filing for the Paradigm Value Fund (“Value Fund”), Paradigm Opportunity Fund (“Opportunity Fund”), Paradigm Select Fund (“Select Fund”) and Paradigm Micro-Cap Fund (“Micro-Cap Fund”) includes a generic “sector concentration risk” factor but does not include a risk factor about the risks of specific sectors. Based on the staff’s analysis of prior annual reports filed for these Funds, for the past three fiscal years the Funds have had exposures to the information technology sector exceeding 25% of each Fund’s net assets. Please consider whether a specific information technology sector concentration risk factor should be added to the Funds’ prospectus.

Response. We will consider whether specific sector concentration risk should be added to the Funds’ future prospectus.

Comment 2. The statement of additional information (“SAI”) included in the 485(b) Filing indicates that Candace Weir owns more than 25% of the Opportunity Fund, Select Fund and Micro-Cap Fund. Please consider whether a significant shareholder risk factor should be added to the prospectus for these Funds.

Response. We will consider whether a significant shareholder risk factor should be added to the Funds’ future prospectus.

2018 Annual Report for the Value Fund, Opportunity Fund, Select Fund and Micro-Cap Fund include in the Form N-CSR filed on February 27, 2019 (“2018 Annual Report”)

Comment 3. For each Fund, where the Notes to Financial Statements in the 2018 Annual Report describe related party fees (specifically, payments under the advisory contract), please include frequency of payment to the Paradigm Funds Advisor LLC (the “Advisor”) and related parties.

March 22, 2019

Response. The Registrant notes that the only relevant related party contracts are the advisory contracts with the Advisor, and that the Advisor’s fee is accrued daily and is typically paid monthly, although this may vary in practice. The Funds will specify in future shareholder report filings that the fee is accrued daily and typically paid monthly.

Comment 4. The staff notes that the 2018 Annual Report discloses a unitary fee for the Funds whereby the adviser pays substantially all expenses of the Funds, including the costs of service providers. Please confirm that the adviser is current on any such payments that are payable under the unitary fee.

Response. The Registrant confirms that the adviser is current on all such payments that are payable under the unitary fee.

Comment 5. The staff notes that independent trustee fees being paid by the Advisor under the unitary fee arrangement. Please supplementally explain why it is appropriate for the Advisor to pay these fees.

Response. The Registrant notes that, under the unitary fee arrangement, the Advisor is effectively being paid a single fee for its investment advice and for it to pay, as agent for the Funds, fees to service providers and independent trustees. The simple fact that the fees for the independent trustees are being paid by the Advisor does not affect their independence because the fees for the independent trustees are originating from the Funds for services provided to the Funds, the independent trustees determine their own compensation and the independent trustees are not contractors or employees of the Advisor. An independent trustee’s receipt of payment from the Advisor therefore does not make the trustee an “affiliate” (as such term is defined under Section 2(a)(3) of the 1940 Act) of the Advisor or otherwise give the trustee an interest in or relationship with the Advisor that would make the trustee an “interested person” of the Advisor under Section 2(a)(19) of the 1940 Act or that would be disclosable under Item 17 of Form N-1A.

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     If you have any questions or additional comments, please call the undersigned at (202) 263-4169 or JoAnn Strasser at (614) 469-3265.

Sincerely, /s/ Christopher D. Carlson Christopher D. Carlson